HARBOR INVESTMENT ADVISORY, LLC

**Financial Statements and
Supplementary Information Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934**

**Together with Report of Independent Registered Public Accounting Firm
For the Years Ended December 31, 2020 and 2019**

HARBOR INVESTMENT ADVISORY, LLC

Table of Contents
For the Years Ended December 31, 2020 and 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harbor Investment Advisory, LLC:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Harbor Investment Advisory, LLC (a Maryland limited liability company) (the Company) as of December 31, 2020 and 2019, the related statements of operations, changes in member's capital, changes in subordinated borrowings, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II, III and IV (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Harbor Investment Advisory, LLC's financial statements. The supplemental information is the responsibility of the Harbor Investment Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Harbor Investment Advisory, LLC's auditor since 2012.

SC&H Attest Services, P.C.

Sparks, MD
February 26, 2021

HARBOR INVESTMENT ADVISORY, LLC

Statements of Financial Condition

As of December 31,	2020	2019
Assets		
Cash and cash equivalents	$ 3,565,486	$ 2,131,931
Restricted cash equivalents	251,032	251,032
Receivables from clearing broker	82,496	71,433
Accrued advisory fees receivable	1,365,378	1,228,052
Prepaid expenses and other assets	164,158	211,568
Notes receivable from related parties	1,934,779	2,455,500
Furniture, equipment, and leasehold improvements, net of accumulated depreciation	27,853	27,661
Right-of-use assets (operating leases)	366,073	626,264
Deposits	21,977	21,977
Total Assets	$ 7,779,232	$ 7,025,418
Liabilities and Member's Capital		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 1,562,479	$ 1,525,784
Lease liabilities (operating leases)	416,610	676,928
Deferred revenue	203,125	296,875
Forgivable loan	468,750	562,500
Total Liabilities	2,650,964	3,062,087
Commitments and Contingencies (Note 4)		
Member's Capital	5,128,268	3,963,331
Total Liabilities and Member's Capital	$ 7,779,232	$ 7,025,418

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Operations

For the Years Ended December 31,		2020		2019
Revenues				
Management, investment advisory, and financial planning fees	$	11,657,127	$	10,568,105
Commissions				
Listed equities, ETFs, closed-end funds, and options		357,737		205,167
Annuity and insurance commissions and trailers		358,473		612,784
Marketing and distribution fees				
Mutual fund 12b-1 fees		327,768		344,069
Mutual fund trading, service fees, and finder's fees		23,355		14,145
529 Plan fees and trading		25,080		22,739
Fixed income trading		93,465		64,147
Interest income		58,944		95,897
Recognition of deferred clearing firm incentive fee (Note 4)		93,750		93,750
Forgivable loan principal and interest (Note 5)		146,236		162,753
Payroll Protection Program conditional grant revenue (Note 7)		557,895		-
Account service fees and other income		35,339		21,181
Total Revenues		13,735,169		12,204,737
Operating Expenses				
Employee compensation and benefits		9,716,419		9,449,578
General and administrative		918,501		935,948
Occupancy		282,689		282,689
Clearing charges		184,573		157,920
Total Operating Expenses		11,102,182		10,826,135
Operating Income		2,632,987		1,378,602
Other Expenses				
Interest Expense		47,611		65,006
Net Income	$	2,585,376	$	1,313,596

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Member's Capital
For the Years Ended December 31, 2020 and 2019

Balance at December 31, 2018	$ 3,695,334
Net income	1,313,596
Distributions to member	(1,045,599)
Balance at December 31, 2019	3,963,331
Net income	2,585,376
Distributions to member	(1,420,439)
Balance at December 31, 2020	$ 5,128,268

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2020 and 2019

Balance at December 31, 2018	$	656,250
Principal payments forgiven		(93,750)
Balance at December 31, 2019		562,500
Principal payments forgiven		(93,750)
Balance at December 31, 2020	$	468,750

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the Years Ended December 31,	2020	2019
Cash Flows From Operating Activities		
Net income	$ 2,585,376	$ 1,313,596
Adjustments to reconcile net income to cash and cash equivalents		
provided by operating activities:		
Depreciation	13,704	15,515
Principal forgiven on forgivable loan	(93,750)	(93,750)
Changes in assets and liabilities:		
Receivables from clearing broker	(11,063)	47,563
Accrued advisory fees receivable	(137,326)	(211,602)
Prepaid expenses and other assets	47,410	(33,924)
Right-of-use operating lease assets	260,191	244,891
Accounts payable, accrued expenses and other liabilities	36,695	258,200
Lease liability, operating	(260,318)	(284,572)
Deferred revenue	(93,750)	(93,750)
Cash and Cash Equivalents Provided By Operating Activities	2,347,169	1,162,167
Cash Flows From Investing Activities		
Issuance of notes receivable from related parties	-	(347,500)
Acquisition of furniture, equipment, and leasehold improvements	(13,896)	-
Repayments of notes receivable from related parties	520,721	451,222
Cash and Cash Equivalents Provided By Investing Activities	506,825	103,722
Cash Flows From Financing Activities		
Distributions to member	(1,420,439)	(1,045,599)
Cash and Cash Equivalents Used In Financing Activities	(1,420,439)	(1,045,599)
Net Increase in Cash and Cash Equivalents	1,433,555	220,290
Cash, Cash Equivalents, and Restricted Cash Equivalents, beginning of year	2,382,963	2,162,673
Cash, Cash Equivalents, and Restricted Cash Equivalents, end of year	$ 3,816,518	$ 2,382,963
Supplemental Disclosure of Non-Cash Activities:		
Interest forgiven on forgivable loan	$ 52,486	$ 69,003
Net change to right-to-use assets from new and terminated operating leases	$ 1,585	$ 31,961
Net change to lease liability from new and terminated operating leases	$ 1,585	$ 31,961

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Harbor Investment Advisory, LLC (the Company) is a full-service broker-dealer and investment advisor that provides clients with investment portfolio solutions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is a Maryland limited liability company (LLC) that is 100% owned by Harbor Investment Management, LLC (the Parent).

In accordance with the operating agreement, unless sooner terminated, the Company shall continue to be in existence for perpetuity.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has a fully disclosed clearing arrangement with Pershing, LLC (Pershing) to provide custody and clearing services for clients of the Company.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and other highly liquid investments with original maturities of three months or less at the time of purchase.

Concentration of Credit Risk

The Company maintains substantially all its cash with two financial institutions. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor. The Company periodically maintains cash balances in excess FDIC coverage.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Restricted Cash Equivalents

Restricted cash equivalents consist of amounts held by Pershing as required by the Company's fully disclosed clearing agreement with Pershing, of which $250,000 is permanently restricted for the life of the agreement (Note 4). The amounts are held in cash equivalents.

Accrued Advisory Fees Receivable

Accrued advisory fees receivable result from unbilled monthly charges that have not been processed through Pershing for advisory fees for which performance obligations per the customer contract have been satisfied and the Company has the right to bill customer. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of the accounts receivable. There was no allowance established at December 31, 2020 and 2019, as management believes that all accounts are fully collectible.

Notes Receivable from Related Parties

The Company has various notes receivable from certain employees which are in the form of forgivable loans. During the year ended December 31, 2019, the Company issued promissory notes totaling $347,500. As of December 31, 2019, the Company had promissory notes outstanding totaling $2,455,500. During the year ended December 31, 2020, the Company did not issue any promissory notes. As of December 31, 2020, the Company had promissory notes outstanding totaling $1,934,779. As of December 31, 2019 and 2020, the interest rates on such notes ranged from 1.29% to 2.89%. The notes have various maturity dates through October 2025.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. All office furniture and equipment with a cost in excess $2,500 is capitalized. Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the asset's useful life or the lease term, which is approximately six years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Valuation of Long-Lived Assets – cont'd

As of December 31, 2020 and 2019, the Company determined that none of its assets were impaired. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. The Company has no assets intended for disposal as of December 31, 2020 and 2019.

Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASC 606, *Revenue from Contracts with Customers*. Management, investment advisory, and financial planning fees include fees earned from providing investment advisory services and consulting services. Substantially all advisory fees are recognized as revenue when the services are provided over the term of the contract period as performance obligations are satisfied and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a settlement-date basis as security transactions occur which the Company has determined is very consistent with trade-date basis, and any impact on revenue recognition is immaterial. Marketing and distribution fees from various fund companies are recognized when performance obligations are satisfied and are typically based on average daily assets over the previous month or quarter as specified in the underlying contracts or prospectuses of the funds.

Income Taxes

No provision or benefit for income taxes is required since the Company is recognized as a single member limited liability company for Federal and state income tax purposes. As such, the Company is deemed a disregarded entity for tax purposes, and any taxable income of the Company is included in the tax returns of its sole member. The Company has not incurred interest and penalties accrued on any unrecognized tax exposures.

ASC 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Advertising

The Company recognizes advertising expense as incurred. Advertising expenses for the years ended December 31, 2020 and 2019 totaled $3,402 and $18,545, respectively.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd**

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 26, 2021, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure, except as disclosed in Note 12 to the financial statements.

2. **FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS**

Depreciation expense for the years ended December 31, 2020 and 2019 totaled $13,704 and $15,515, respectively. The cost and accumulated depreciation of furniture, equipment, and leasehold improvements consists of the following as of December 31,:

	2020	2019
Furniture and equipment	$ 103,051	$ 107,287
Leasehold improvements	69,227	69,227
Less: accumulated depreciation	(144,425)	(148,853)
Furniture, equipment, and leasehold improvements, net	$ 27,853	$ 27,661

3. **EMPLOYEE RETIREMENT PLAN**

The Company has a defined contribution plan (the Plan) in which employees of the Company participate. The Plan covers substantially all employees upon date of hire, as defined in the Plan document. The Plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions from 1% to 100% of annual compensation, subject to annual Internal Revenue Code limitations. The Company makes Traditional ADP Safe Harbor Matching Contributions equal to the sum of (a) 100% of the Participant's elective deferrals that do not exceed 3% of his or her compensation for the allocation period, plus (b) 50% of the Participant's elective deferrals that exceed 3% of his or her compensation for the allocation period but do not exceed 5% of his or her compensation for the allocation period. For the years ended December 31, 2020 and 2019, Company matching contributions totaled $214,243 and $214,472, respectively, and are included in employee compensation and benefits in the accompanying statements of operations.

4. **COMMITMENTS AND CONTINGENCIES**

Leasing Arrangements

During the year ended December 31, 2019, the Company implemented ASU 2016-02, *Leases (Topic 842)*, which requires both capital and operating leases to be reported on the statement of financial condition as a depreciable right-of-use asset and a liability reduced by lease payments. The asset and liability are initially measured at the present value of the future lease payments, including payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. The lease liability was determined by using the incremental borrowing rate of 5% based on the information available at the lease commencement date. The associated right-of-use asset is valued at an amount equal to the lease liability, less any adjustments as defined in Topic 842. The lease agreements do not contain any residual value guarantees or restrictive covenants.

The Company leases office space in one location under an operating lease agreement that expires in March 2022. Rent expense totaling $282,689 was charged to operations for the years ended December 31, 2020 and 2019.

Future minimum lease payments under the office space lease are as follows for the years ending December 31,:

2021	$	320,868
2022		83,426
Total future minimum lease payments		404,294
Less: discount to present value		(13,242)
Total	$	391,052

The Company leases office equipment under operating leases with varying expiration dates through December 2025. Office equipment rent expense totaling $7,721 and $11,792 was charged to operations for the years ended December 31, 2020 and 2019, respectively.

Future minimum lease payments under the office equipment leases are as follows for the years ending December 31,:

2021	$	7,659
2022		7,659
2023		7,659
2024		4,643
2025		420
Total future minimum lease payments		28,040
Less: discount to present value		(2,482)
Total	$	25,558

4. **COMMITMENTS AND CONTINGENCIES – cont'd**

Leasing Arrangements

As of December 31, 2020 and 2019, the Company has recorded a lease liability totaling $416,610 and $676,928, respectively. As of December 31, 2020 and 2019, the Company has recorded a right-of-use asset totaling $366,073 and $626,264, respectively. The lease payment for January 2020 was prepaid on December 26, 2019 and that prepayment of $25,711 decreased the lease liability as of December 31, 2019.

Termination Agreement

In 2010, the Company entered into an agreement with Pershing to provide custody and clearing services for clients of the Company for a period of six years. In March 2015, the parties modified the terms and renewed for a period of eight years. As part of the renewal, the Company received from Pershing an incentive fee. This incentive fee will be recognized ratably over the life of the new agreement. The outstanding balance totaled $203,125 and $296,875 as of December 31, 2020 and 2019, respectively, and is recorded as deferred revenue on the accompanying statements of financial condition. The agreement states that if the Company moves their client accounts from Pershing, the Company will be liable for a termination fee which decreases each year through the eighth year of the agreement. As of December 31, 2020, management has no intention of moving client accounts from Pershing. The maximum termination fee totaled $1,000,000 as of December 31, 2020 and 2019.

5. **FORGIVABLE LOAN**

The Company entered into a loan agreement on August 15, 2017. Under the terms of the agreement, the amount borrowed totaled $750,000. The loan bears interest at 5% plus the greater of the Prime Rate and Fed Funds Rate. As of December 31, 2020 and 2019, such rate was 8.25% and 9.75%, respectively. As of December 31, 2020 and 2019, the outstanding balance on the loan was $468,750 and $562,500, respectively. The scheduled maturity date of any unpaid principal, interest, and late charges is August 15, 2025. The loan was entered into with prior written approval of FINRA and constitutes a satisfactory subordination agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (SEA). Accordingly, the lender irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest are and shall be fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated (claims hereunder shall rank pari passu with claims similarly subordinated) and to claims which are now or hereafter expressly stated in the instruments creating such claims to be senior in right of payment to the claims of the class of this claim arising out of any matter occurring prior to the date on which the Company's obligation to make such payment matures consistent with the provisions hereof.

The loan states that on each anniversary date of the closing date, and again on the scheduled maturity date, the lender shall forgive one-eighth of the total amount of the loan, and the amount of accrued interest as of the applicable partial forgiveness date, on the condition that the Company meets specific conditions of forgiveness. If at any time during the term of the loan agreement, any of the conditions

5. FORGIVABLE LOAN – cont'd

of forgiveness have not been met, there shall be no further forgiveness of any amounts of the loan, and any remaining principal amount of the loan that has not been forgiven pursuant to Section 4(b) of Rider A to said loan shall remain payable in accordance with the terms of the loan agreement. On August 15, 2020, the Company met all the specific conditions of forgiveness, and $93,750 of principal and $52,486 of interest was forgiven by the lender. On August 15, 2019, the Company met all the specific conditions of forgiveness, and $93,750 of principal and $69,003 of interest was forgiven by the lender. The forgiven principal and interest are included in forgivable loan principal and interest in the accompanying statements of operations.

6. CORONAVIRUS

In December 2019, a novel strain of coronavirus (COVID-19) was reported, and the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". In March 2020, COVID-19 began to spread throughout the United States. Efforts to contain COVID-19, including restrictions mandated by U.S. Federal and state governments, have caused numerous businesses to close or operate remotely in effort to slow down the spread of COVID-19. The Company experienced an immediate impact from COVID-19 due to the volatility of the financial markets, but the overall impact of COVID-19 to the operations and financial position of the Company in 2020 were ultimately not significant. The future impact of the pandemic is highly uncertain, but it could have a material adverse impact on the future results of operations and financial position of the Company.

7. PAYCHECK PROTECTION PROGRAM

In April 2020, the Company received a loan in the amount of $670,800 from Sandy Spring Bank under the U.S. Small Business Administration (SBA) Paycheck Protection Program (PPP), which was established by the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The loan is eligible for forgiveness pursuant to terms and conditions of the CARES Act, which minimally requires that (1) the loan proceeds be used to cover eligible expenses, which include payroll costs, mortgage interest, rent and utilities, and (2) the number of employees and compensation levels are generally maintained. The portion of the loan that is not forgiven bears interest at 1.0% and is due in monthly payments over a period of five years.

The Company has elected to account for the forgivable loan as a conditional grant. Accordingly, the Company recorded the initial loan proceeds as a loan payable and reduced the loan payable and recognized revenue once the conditions for forgiveness were substantially met. The Company repaid $112,905 of the PPP loan in August 2020. Management anticipates that the remaining balance of the loan will be forgiven as the Company has used the loan proceeds to cover eligible expenses and has maintained the necessary employee and compensation levels for loan forgiveness in accordance with the CARES Act. During the year ended December 31, 2020, $557,895 of Paycheck Protection Program revenue was recognized in the accompanying statements of operations and the balance of the loan payable was reduced to zero. The Company has submitted its forgiveness application to Sandy Spring Bank and is awaiting formal forgiveness.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $3,278,311, which was $3,170,777 in excess of its required net capital, and the Company's net capital ratio was .49 to 1. At December 31, 2019, the Company had net capital of $1,632,344, which was $1,527,247 in excess of its required net capital, and the Company's net capital ratio was 0.97 to 1.

9. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the SEC. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3, and therefore the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. FOCUS REPORT

There are no differences between the accompanying financial statements and the December 31, 2020 FOCUS report filed with FINRA.

11. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which amends the existing accounting standards for revenue recognition. ASU 2014-09 supersedes the revenue recognition requirements in FASB ASC 605 and most industry-specific guidance throughout the Industry Topics in the FASB ASC. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company has evaluated the standard and determined that revenues are recognized after the performance obligations described in contracts with customers have been rendered ("in arrears") and the uncertainties are removed with no significant impact on its financial statements. Adoption of ASU 2014-09 had no effect on the net results of operations or financial condition. Management implemented this update effective January 1, 2019. Management re-evaluated the classifications of revenue by financial statement line item and reclassified certain revenues on the accompanying statements of operations and renamed certain line items. Management believes that these reclassifications better align with the performance obligations identified under the new guidance and will make the financial statements more comparable with others in the industry. These reclassifications had no impact on the amount of revenue recognized.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which was implemented during the year ended December 31, 2019 with a retrospective transition application,

11. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS – cont'd

and has adjusted the presentation of leases within the accompanying financial statements for the years ended December 31, 2020 and 2019. Finance leases (previously capital leases) and operating leases will be reported on the statements of financial condition as a depreciable right-to-use asset and a liability that is reduced by lease payments. The asset and liability should be initially measured at the present value of the lease payments, including payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. The company made the allowable accounting policy election not to recognize lease assets and liabilities for leases with a term of 12 months or less. The Company elected to apply practical expedients at the transition as allowed by the guidance, which permits the Company not to reassess whether existing contracts are or contain leases, and for existing leases, not to reassess lease classification and initial direct costs unless the lease is modified. Due to a no action letter issued by the SEC, the impact to net capital is immaterial.

Effective January 1, 2019, the Company adopted ASU 2016-18, *Statement of Cash Flows, Restricted Cash* (ASC 230), which modifies the presentation of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows and requires a retrospective transition application. The Company has applied ASC 230 to the accompanying statements of cash flows for the years ended December 31, 2020 and 2019. The adoption of ASC 230 did not have a material impact on the accompanying financial statements.

12. SUBSEQUENT EVENTS

In January and February 2021, the Company made capital distributions totaling $602,161.

SUPPLEMENTARY INFORMATION

HARBOR INVESTMENT ADVISORY, LLC

**Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2020**

Total member's capital		$ 5,128,268
Deduction and/or charges:		
Total nonallowable assets:		
Fees receivable not offset by payable	$ 165,786	
Prepaid expenses and other assets	168,312	
Notes receivable from related parties	1,934,779	
Furniture, equipment, and leasehold improvements	27,853	
Deposits	21,977	2,318,707
Additions to member's capital		
Satisfactory Subordinated Loan Outstanding	468,750	468,750
Net capital before haircuts on securities positions		3,278,311
Haircuts on trading and investment securities:		
Debt securities		-
Net Capital		$ 3,278,311

**Computation of Basic Net Capital Requirement under Rule 15c3-1 of the
Securities Exchange Commission**

Minimum net capital required (Under SEC Rule 15c3-1)		$ 107,534
Excess net capital		$ 3,170,777
Net capital less greater of 10% of aggregate indebtedness		
or 120% of minimum dollar net capital		$ 3,117,010

**Computation of Aggregate Indebtedness under Rule 15c3-1 of the
Securities Exchange Commission**

Total aggregate indebtedness included in statement of financial condition		$ 1,613,015
Ratio of aggregate indebtedness to net capital		0.49

See report of independent registered public accounting firm.

HARBOR INVESTMENT ADVISORY, LLC

Schedule II
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of
the Securities and Exchange Commission
As of December 31, 2020

As of December 31, 2020, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2020, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

HARBOR INVESTMENT ADVISORY, LLC

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2020

As of December 31, 2020, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2020, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

Schedule IV
Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
As of December 31, 2020

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report as of December 31, 2020.

OTHER INFORMATION



Report of Independent Registered Public Accounting Firm

To the Member of
Harbor Investment Advisory, LLC:

We have reviewed management's statements, included in the accompanying Harbor Investment Advisory, LLC Exemption Report, in which (1) Harbor Investment Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harbor Investment Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Harbor Investment Advisory, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Harbor Investment Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor Investment Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SC&H Attest Services, P.C.

Sparks, MD
February 26, 2021

Harbor Investment Advisory, LLC Exemption Report

Harbor Investment Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the most recent fiscal year ended December 31, 2020, without exception.

Harbor Investment Advisors, LLC

I, Raymond Dean, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Raymond P. Dean, FINOP

February 26, 2021